EXHIBIT 99.1

North American Construction Group Ltd. Year End and Fourth Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, Jan. 31, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the Year End and Fourth Quarter ended December 31, 2018 on Monday, February 25, 2019 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Tuesday, February 26, 2019, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919

A replay will be available through March 26, 2019, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 5829207

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1928604&s=1&k=AF6628103878EEAECB11A52F52032E93

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

PDF available: http://resource.globenewswire.com/Resource/Download/d183f020-aec3-423b-801b-e4393ce98121